TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CASH	$ 37,960
ACCOUNTS RECEIVABLE	10,071
PREPAIDS AND DEPOSITS	4,865
TOTAL	$ 52,896

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 240
Related party payable to Trading Technologies International, Inc.	13,187
Total liabilities	13,427
SHAREHOLDER'S EQUITY:	
Membership interest	224,000
Accumulated deficit	(184,531)
Total shareholder's equity	39,469
TOTAL	$ 52,896

See notes to financial statements.